BONTAN CORPORATION INC.

NEWS RELEASE:

TORONTO, ON –April 26, 2006, Bontan Corporation Inc. (OTCBB: BNTNF) is pleased to announce that It’s issued and outstanding common shares as of today are 27,253,884

About Bontan Corporation Inc.

Bontan Corporation Inc. [OTCBB:  BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project

For further information, please contact Kam Shah, CEO and CFO, at 416-929-1806.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.